CM

02053351

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 12/3

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED NOV 29 2002 WASH. D.C. 180 SECTION

SEC FILE NUMBER
8- 46184

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Maple Securities U.S.A., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Exchange Place 26th Floor
(No. and Street)

Jersey City (City) New Jersey (State) 07302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Kirby **(201) 369-3000**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square (Address) **New York** (City) **New York** (State) **10019** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 24 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Robert J. Kirby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Maple Securities U.S.A., Inc., as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Senior Vice-President

Title

Notary Public

JOELLEN PASTORS
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 8/21/2007

Sworn to and subscribed before me this 22 day of Nov 2002

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STATEMENT OF FINANCIAL CONDITION

MAPLE SECURITIES U.S.A. INC.

September 30, 2002
with Report of Independent Auditors

Maple Securities U.S.A. Inc.

Statement of Financial Condition

September 30, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors and Shareholders of
Maple Securities U.S.A. Inc.

We have audited the accompanying statement of financial condition of Maple Securities U.S.A. Inc. (the "Company") as of September 30, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Maple Securities U.S.A. Inc. at September 30, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

November 15, 2002

Maple Securities U.S.A. Inc.

Statement of Financial Condition

September 30, 2002

Assets	
Cash and cash equivalents	$ 4,476,560
Cash and securities segregated pursuant to Federal regulation	1,706,245
Due from brokers, clearing organizations and others	8,265,251
Securities owned, at fair value	237,111,598
Securities borrowed	980,478,367
Securities received as collateral	31,960,190
Fixed assets, net of accumulated depreciation of $1,379,622	2,850,019
Prepaid and other assets	1,049,928
Income tax receivable	450,000
Deferred tax asset	1,387,433
Total assets	$1,269,735,591
Liabilities and shareholders' equity	
Liabilities:	
Due to brokers, clearing organizations and others	$ 5,194,919
Securities sold, but not yet purchased, at fair value	382,645,878
Securities loaned	742,317,068
Obligation to return securities received as collateral	31,960,190
Loan payable	2,700,000
Bank overdrafts	19,031
Accounts payable and accrued liabilities	5,304,555
Total liabilities	1,170,141,641
Shareholders' equity:	
Series A preferred stock, $1 par value (liquidation preference $1,000 per share); 3,000 shares authorized, 100 shares issued and outstanding	100
Common stock, no par value; 6,000 shares authorized, 4,000 shares issued and outstanding	55,944,171
Additional paid–in capital	30,838,640
Retained earnings	12,811,039
Total shareholders' equity	99,593,950
Total liabilities and shareholders' equity	$1,269,735,591

See notes to statement of financial condition.

Maple Securities U.S.A. Inc.

Notes to Statement of Financial Condition
September 30, 2002

1. Organization

Maple Securities U.S.A. Inc. (the "Company") is incorporated in the state of Delaware and is a registered broker–dealer under the Securities Exchange Act of 1934 and a registered commodity trading advisor under the Commodity Exchange Act, as amended. The Company is also a member of the National Association of Securities Dealers, Inc., the National Futures Association, Depository Trust Clearing Corporation and the Options Clearing Corporation.

The Company is a self–clearing broker–dealer, which also provides clearance and execution services for other broker–dealers including affiliates. In connection therewith, the Company has a facilities management agreement with a domestic broker–dealer that provides certain trade processing and administrative services to the Company.

The Company engages in proprietary securities trading for its own account, which includes index, statistical, and convertible arbitrage together with volatility trading. Additionally, the Company engages in stock borrowing and stock lending activities and provides investment advisory services to institutional investors.

The Company carries accounts of broker–dealers, but does not carry customer accounts as defined by the Securities and Exchange Commission Rule 15c3–3, the customer protection rule.

The Company is a wholly–owned subsidiary of Maple Partners America Inc. ("MPAI").

2. Significant Accounting Policies

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Securities transactions are recorded on a trade–date basis and securities owned and securities sold, but not yet purchased are stated at fair value. Fair value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations and theoretical pricing models.

Derivative financial instruments consist of futures, options, forward foreign exchange contracts, and equity swap transactions and are recorded at fair value.

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the fair value of financial instruments recognized in the statement of financial condition (including cash and cash equivalents, certain receivables, securities owned, securities sold, but not yet purchased, and payables) approximates their carrying value.

Furniture and fixtures, computer and telephone equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. All assets other than leasehold improvements are depreciated on the declining balance basis at rates varying from 15% to 20%. Leasehold improvements are amortized on a straight–line basis over the shorter of the economic life or the term of the lease.

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the applicable year–end exchange rate. Transactions during the year are translated at the rates of exchange prevailing on the dates of the transactions.

The Company considers all highly liquid financial instruments purchased with a maturity date of three months or less to be cash equivalents.

3. Securities Borrowed and Loaned

Securities borrowed and loaned result from transactions with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. In the event the counterparty is unable to meet its contractual obligation under these arrangements, the Company may incur losses equal to the amount by which the market value of the securities exceeds the amount of collateral held. The Company mitigates credit risk associated with these activities by monitoring the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Substantially, all of the securities borrowed transactions were done in connection with the Company's securities lending activities and transactions in securities sold, but not yet purchased. The Company records rebate income and fee expense on the accrual basis.

Reflected in stock borrowed and loaned on the statement of financial condition are rebates receivable and payable, respectively. As of September 30, 2002, the Company recorded dividends, fees and rebates receivable and payable of approximately $1,091,351 and $2,350,368, respectively.

In the normal course of business, the Company obtains securities under securities borrowing agreements on terms which permit it to repledge or resell the securities to others. At September 30, 2002, the Company obtained securities with a fair value of approximately $978 million on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's securities lending activities or to satisfy its commitments under securities sold, but not yet purchased.

Additionally, at September 30, 2002, the Company has pledged securities with a fair market value of approximately $32 million as collateral related to securities lending transactions. These amounts are reflected as securities received as collateral and obligation to return securities received as collateral on the statement of financial condition.

4. Due from and Due to Brokers, Clearing Organizations and Others

At September 30, 2002, amounts due from and due to brokers, clearing organizations and others consist of the following:

	Due from brokers, clearing organizations and others	Due to brokers, clearing organizations and others
Due from clearing brokers	$ 1,956,077	$ -
Due to affiliated brokers	-	1,804,030
Due from / to clearing organizations	3,956,147	212,008
Unsettled trades	-	1,778,502
Securities failed to deliver	12,975	-
Due from / to affiliates	984,880	1,400,379
Due from others	1,355,172	-
	$ 8,265,251	$ 5,194,919

5. Securities Owned and Sold, but Not Yet Purchased

At September 30, 2002, securities owned and securities sold, but not yet purchased, at fair value, consist of the following:

	Securities Owned	Securities Sold, but Not Yet Purchased
Equities	$ 193,524,106	$ 221,879,519
Convertible bonds & preferred stocks	31,510,121	-
U.S. Government obligations	-	152,507,705
Options	8,905,663	8,258,654
Warrants	3,102,103	-
Foreign currency forward contracts	69,605	-
	$ 237,111,598	$ 382,645,878

5. Securities Owned and Sold, but Not Yet Purchased (continued)

Securities sold, but not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount reflected in the statement of financial condition.

6. Fixed Assets

Fixed assets are comprised of the following:

	Cost	Accumulated Depreciation	Net Book Value
Computer and telephone equipment	$ 1,900,242	$ (975,530)	$ 924,712
Furniture and fixtures	614,435	(144,792)	469,643
Leasehold improvements	1,714,964	(259,300)	1,455,664
	$ 4,229,641	$(1,379,622)	$ 2,850,019

7. Regulatory Requirements

As a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), the Company is subject to the SEC's net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items or $250,000, as defined.

At September 30, 2002, the Company had net capital of $60,865,773, which was $60,615,773 in excess of the required net capital of $250,000. At September 30, 2002, the Company had no customer-related debit items to be aggregated under the SEC Customer Protection Rule (Rule 15c3-3), as defined.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

7. Regulatory Requirements (continued)

As a broker-dealer that clears for other broker–dealers, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker/Dealers ("PAIB"), as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker–dealer to classify its assets held by the Company as allowable assets in the correspondent's net capital calculation. At September 30, 2002, the Company had a reserve requirement for PAIB of $1,421,749. In satisfaction of this requirement, the firm had $1,706,245 of qualified securities and cash on deposit in special reserve accounts as of September 30, 2002.

8. Related Party Transactions

At September 30, 2002, related party balances consist of the following amounts receivable from and payable to affiliates associated with fees and expenses arising from the normal course of business. These balances are included in due from brokers, clearing organizations and others and due to brokers, clearing organizations and others on the statement of financial condition.

	Due from Affiliates	Due to Affiliates
Maple Partners America, Inc. ("MPAI")	$ 40,687	$ -
Maple Financial Group Inc. ("MFG")	116,285	-
Maple Securities Canada Ltd. ("MSC")	277,961	-
Maple Trade Finance Corp. ("MTFC")	236,133	-
Maple Partners Investments Inc. ("MPII")	313,814	-
Maple Securities U.K. Ltd. ("MSUK")	-	649,868
Maple Partners Software Services, Inc. ("MPSSC")	-	750,511
Total	$ 984,880	$ 1,400,379

In addition to the amounts above, $26,300,814 related to securities borrowed and $226,890,610 related to securities lending transactions were due from and due to affiliates, respectively. These balances are included in securities borrowed and securities loaned on the statement of financial condition.

8. Related Party Transactions (continued)

At September 30, 2002, pursuant to a clearance agreement with Maple Arbitrage, Inc., the Company has a payable of $1,421,749, which, along with another affiliate's account balance of $382,281 are included in due to brokers, clearing organizations and others.

During the year, the Company had short-term borrowings from Maple Bank GmBH ("MBG"). These loans bore interest at various rates based on the London InterBank Offering Rate ("LIBOR") plus a mark up, averaging 2.02 % for the year. At September 30, 2002, the loan payable to MBG was $2,700,000, and is reported as loan payable on the statement of financial condition.

During the year, the Company made advances to and received advances from MBG, MSC, MFG and MSUK. These advances were due upon demand and bore interest at various rates.

9. Income Taxes

The Company's taxable income is included in the consolidated U.S. Federal income tax return of MPAI and its subsidiaries. A provision for taxes is allocated to the Company based on the tax that would have been determined on a separate tax return basis.

For Federal tax return purposes, the Company has approximately $365,000 of net operating losses ("NOLs"), which, pursuant to a condition imposed by the Internal Revenue Service relating to the change in the Company's tax year end, may be carried forward, and deducted ratably over the next two years. NOLs, which are carried forward, will offset future taxable income of the Company and its U.S. affiliates.

The Company has deferred tax assets of approximately $1,675,128 related to the NOL carry–forward and other book–to–tax differences including deferred compensation, and a deferred tax liability of $287,695 related to accelerated tax depreciation. No valuation allowance has been recorded against the deferred tax assets because it is more likely than not that the U.S. consolidated group will generate sufficient taxable income in the future to fully utilize these assets.

10. Derivative Financial Instruments and Other Off-Balance Sheet Risks

In the normal course of business, the Company trades various derivative financial instruments with off–balance sheet risk. The Company enters into derivative transactions to manage the Company's own exposure to market and credit risk resulting from its business activities.

Derivatives are financial instruments, which include forward foreign exchange contracts, futures, swaps and options, whose value is based upon an underlying asset, index or reference rate. A derivative contract may be traded on an exchange or over-the-counter. Exchange-traded derivatives are standardized and include option and futures contracts. Over-the-counter derivative contracts are individually negotiated between contracting parties.

Generally, forward foreign exchange contracts and future contracts represent future commitments to purchase or sell other financial instruments at specific terms at specified future dates. Each of these financial instruments contains varying degrees of off–balance sheet risk whereby changes in the fair values of the securities underlying the financial instruments may be in excess of the amounts recognized in the statement of financial condition. At September 30, 2002, the fair value of these instruments are recorded in the statement of financial condition as securities owned, or securities sold, but not yet purchased. No futures contracts existed at September 30, 2002.

Equity swap transactions represent agreements between two parties to make payments based upon the performance of certain equity instruments. Under the terms of these transactions, the Company is obligated to pay the appreciation, or entitled to receive the depreciation on a portfolio of equity securities in exchange for a rate inclusive of interest and transaction costs. Therefore, amounts required for the future satisfaction of equity swap transactions may be greater or less than the amount recorded. The Company mitigates its credit risk exposure on equity swaps by obtaining collateral in the form of U.S. Government securities under terms that permit the Company to repledge or resell the securities received. At September 30, 2002, the fair value of collateral obtained was approximately $128 million. Included in this balance is $50 million that has been received from MBG. The ultimate gain or loss depends upon the prices at which the underlying financial instruments of the equity swap transactions are valued, on settlement date. At September 30, 2002, equity swap transactions with net gains of $1,355,172 are included in due from brokers, clearing organizations and others on the statement of financial condition, of which an immaterial amount is due from MBG.

10. Derivative Financial Instruments and Other Off-Balance Sheet Risks (continued)

The Company is also engaged in writing option contracts. The premium received by the Company upon writing an option contract is recorded as a liability, is subsequently marked at its fair value, and is included in securities sold, but not yet purchased on the statement of financial condition. In writing an option, the Company bears the market risk of an unfavorable change in the financial instrument underlying the written option. Exercise of an option written by the Company could result in the Company selling or buying a financial instrument at a price different from the current fair value.

11. Commitments and Contingent Liabilities

The Company has obligations under leases in excess of one year related to office space. As of September 30, 2002, the aggregate minimum annual rental commitments under the operating leases are as follows:

2003	$ 735,147
2004	770,154
2005	770,154
2006	770,154
2007	781,823
Thereafter	5,241,326
	$ 9,068,758

The Company may be involved in litigation arising in the normal course of business. At September 30, 2002, no litigation was pending against the Company. In addition, management is not aware of any unasserted claims or assessments against the Company.

12. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include large domestic and international banks and broker-dealers, and other financial institutions, including related parties described in footnote 8 to this statement of financial condition. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument and the value of any collateral that may be held by the Company, if any. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

13. Retirement Plan

The Company has a 401(k) retirement plan (the "Plan") covering substantially all of its employees. Only full time employees who meet the service requirement period are eligible to participate in the Plan. The Company may make a matching contribution on an individual basis, equal to 100% of the contributions made by the participant to the Plan but not to exceed 5% of the employee's compensation, as defined.